Lillian Augusta Friends of the Company Newsletter

March Edition

MAR 12, 2024

 

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Hello Everyone! Check out the latest from us, including our [Wefunder campaign](#), general updates, and our requests for your support in our search for summer interns.





Lillian Augusta
hairwithoutharm.com
$37,776
reserved of a $50,000 goal
RESERVE
min $100
$
0
RESERVE
WATCH FOR UPDATES
INVESTMENT TERMS
Revenue Share Loan
5% of revenue 2.5X payback multiple
hairwithoutharm.com
Chicago, IL

We’re raising money to launch, and are reaching $50,000 in pledges, which is when our campaign can go public and continue towards our full goal—check out our campaign on Wefunder.

- We'd like to invite you to invest in Lillian Augusta! Thanks to the process we are using, investments can start at $100.
- You are making an investment, not a donation. If we do well, you’d get your money back and potentially earn a return.
- We are using a revenue sharing model, where you can earn a 2.5x return over 4 years (example: A $10,000 investment has the potential to yield a return of $25,000).

GENERAL



We're busy building up for the launch of our presale, which means, you'll notice changes on our materials as we create more consistency across our website, logos, social media, emails, and more. Keep an eye out for the refreshed look from Lillian Augusta!

HOW TO SUPPORT


Lillian Augusta Beauty
INTERNSHIP PROGRAM
MUST BE
City of Chicago resident
Age 18-24
APPLY NOW
Send resume to
info@hairwithoutharm.com

We're looking for summer 2024 interns!

- ✅ Must be a resident of the City of Chicago
- ✅ Must be between the ages of 18-24

If you know of someone who meets these criteria, and is pursuing a degree in arts, business, marketing, or communications, then please encourage them to send a resume to info@hairwithoutharm.com

[Full internship description](#) 🔗

This internship is sponsored by [One On One Chicago](#) and [One Summer Chicago](#).



[Share our campaign!](#) We want to expand our audience to reach our goal. Please consider sharing among your networks.

With Gratitude,

The Lillian Augusta Team
